UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Chico’s FAS, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

168615102

(CUSIP Number)

Sean D. Rodgers, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO.	168615102	13D	Page 2

1	NAME OF REPORTING PERSON Cermak Road LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 3

1	NAME OF REPORTING PERSON Cermak Road Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 4

1	NAME OF REPORTING PERSON Sycamore Partners III-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 5

1	NAME OF REPORTING PERSON Sycamore Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 6

1	NAME OF REPORTING PERSON Sycamore Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 7

1	NAME OF REPORTING PERSON Sycamore Partners III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 8

1	NAME OF REPORTING PERSON Stefan L. Kaluzny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,640,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,640,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Chico’s FAS, Inc., a Florida corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2019 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 19, 2019 (together with the Initial Schedule 13D, the “Schedule 13D”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs before the last three paragraphs in Item 4:

On June 21, 2019, Sycamore Partners sent a letter (the “June 21 Letter”) to the Chair of the Board reiterating its request for due diligence access to the Issuer and indicating that, in connection with the June 19 Proposal, the Reporting Persons were formally requesting that the Issuer call a special meeting of shareholders pursuant to Section 607.0902 of the Florida Business Corporation Act. The foregoing description of the June 21 Letter is qualified in its entirety by reference to the full text of the June 21 Letter, a copy of which is attached hereto as Exhibit 99.5, and is incorporated herein by reference.

Also on June 21, 2019, Sycamore Partners, on behalf of the Reporting Persons, delivered a letter (the “Special Meeting Request”) to the Issuer pursuant to Section 607.0902 of the Florida Business Corporation Act requesting that the Issuer call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control share-acquisition described in the acquiring person statement (the “Acquiring Person Statement”) attached to the Special Meeting Request. The foregoing description of the Special Meeting Request and the Acquiring Person Statement is qualified in its entirety by reference to the full text of the Special Meeting Request and Acquiring Person Statement, copies of which are attached hereto as Exhibit 99.6, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny (previously filed)

Exhibit 99.2	Trading data (previously filed)

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019 (previously filed)

Exhibit 99.4	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 19, 2019 (previously filed)

Exhibit 99.5	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 21, 2019

Exhibit 99.6	Letter from Sycamore Partners to Chico’s FAS, Inc. (requesting a special meeting of shareholders), dated June 21, 2019 and Acquiring Person Statement, dated June 21, 2019

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2019

CERMAK ROAD LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
President

CERMAK ROAD LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III-A, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, L.P.

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny (previously filed)

Exhibit 99.2	Trading data (previously filed)

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019 (previously filed)

Exhibit 99.4	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 19, 2019 (previously filed)

Exhibit 99.5	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 21, 2019

Exhibit 99.6	Letter from Sycamore Partners to Chico’s FAS, Inc. (requesting a special meeting of shareholders), dated June 21, 2019 and Acquiring Person Statement, dated June 21, 2019